UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No.___)

Under the Securities Exchange Act of 1934

1895 Bancorp of Wisconsin, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

28252W 105
(CUSIP Number)

Richard B. Hurd
1895 Bancorp of Wisconsin, MHC
7001 West Edgerton Avenue
Greenfield, Wisconsin 53220
(414) 421-8200
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

January 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

(Continued on following pages)
Page 1 of 6 Pages

CUSIP NO. 28252W 105	SCHEDULE 13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS 1895 Bancorp of Wisconsin, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 2,682,172
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 2,682,172
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,172

CUSIP NO. 28252W 105	SCHEDULE 13D	Page 3 of 6 Pages

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer

The securities as to which this Schedule 13D relates are shares of common stock, $0.01 par value per share (“Common Stock”), of 1895 Bancorp of Wisconsin, Inc., a federal corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 7001 West Edgerton Avenue, Greenfield, Wisconsin 53220.

Item 2.  Identity and Background

(a) - (c)  This Schedule 13D is filed on behalf of 1895 Bancorp of Wisconsin, MHC, a federally chartered mutual holding company (the “Company”).  The Company’s principal business is the ownership of a majority of the Issuer’s shares of Common Stock.  The business address of the Company is 7001 West Edgerton Avenue, Greenfield, Wisconsin 53220.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Company (“Insiders”):

Name	Position	Occupation
Richard B. Hurd	Director/Executive Officer	President and Chief Executive Officer of the Company
Darrell Francis	Director	Dentist
Monica Baker	Director/Executive Officer	Senior Vice President – Chief Brand Officer of the Company
Joseph Murphy	Director	Attorney-at-law
James Spiegelberg	Director	Accountant
John Talsky	Director	Attorney-at-law
Gary Zenobi	Director	Retired CPA
Richard J. Krier	Executive Officer	Senior Vice President and Chief Financial Officer of the Company
Charles Mauer	Executive Officer	Chief Credit Officer of the Company
Thomas K. Peterson	Executive Officer	Senior Vice President and Chief Lending Officer of the Company

The business address of each Insider is 7001 West Edgerton Avenue, Greenfield, Wisconsin 53220.

CUSIP NO. 28252W 105	SCHEDULE 13D	Page 4 of 6 Pages

(d)	During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding, in the case of insiders, traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The 2,682,172 shares of Issuer common stock were acquired by the Company from the Issuer other than by purchase.  The shares were acquired from the Issuer in connection with the reorganization of PyraMax Bank, FSB into the mutual holding company structure, effective January 8, 2019.

Item 4.  Purpose of Transaction

While the Company intends to exercise its rights as majority stockholder of Issuer, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In the future, the Company and/or the Insiders may determine to purchase or acquire additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock.  Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects, and alternative investments.

CUSIP NO. 28252W 105	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer

a. As of January 8, 2019, the Company directly and beneficially owned 2,682,172 shares of the Issuer’s Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date.

b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

c. Other than the issuance to the Company of the shares of Issuer’s Common Stock as of January 8, 2019, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

e. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP NO. 28252W 105	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

1895 BANCORP OF WISCONSIN, MHC

Date: January 16 2019	By:	/s/ Richard B. Hurd
Richard B. Hurd
President and Chief Executive Officer